     As filed with the Securities and Exchange Commission on April 23, 2002
                           Registration No. 333-83340

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                               SONIC FOUNDRY, INC.

             (Exact Name of Registrant as specified in its charter)

        Maryland                                          39-1783372
(State of Incorporation)                    (I.R.S. Employer Identification No.)

                               1617 Sherman Avenue
                                Madison, WI 53704
                                 (608) 256-3133

   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                                RIMAS BUINEVICIUS
                      Chairman and Chief Executive Officer
                               1617 Sherman Avenue
                                Madison, WI 53704
                                 (608) 256-3133

    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                          Frederick H. Kopko, Jr., Esq.
                                 McBreen & Kopko
                          20 N. Wacker Dr., Suite 2520
                                Chicago, IL 60606



Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_]
                          ------------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

======================================================================================================
Title of Each Class of                        Proposed Maximum    Proposed Maximum
Securities to be               Amount to be    Offering Price    Aggregate Offering       Amount of
Registered                      Registered      Per Share (1)         Price (1)       Registration Fee
======================================================================================================
Common Stock $.01 par value        105,485          $2.39           $   252,109           $   23.19

------------------------------------------------------------------------------------------------------
Common Stock $.01 par value,     3,635,204          $2.39           $ 8,688,138           $  799.30
underlying notes (2)

------------------------------------------------------------------------------------------------------
Common Stock $.01 par value,     1,278,270          $2.39           $ 3,055,065           $  281,06
underlying Warrants (3)

======================================================================================================
Total                            5,018,959                          $11,995,312           $1,103.55
======================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low sales price, as reported on the NASDAQ National Market, on February 21, 2002.

(2) Represents the number of shares of common stock issuable upon conversion of certain subordinated indebtedness.

(3) Represents the number of shares of common stock issuable upon exercise of certain warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS

                               SONIC FOUNDRY, INC.

5,018,959 Shares of Common Stock, Par Value $.01 per Share

This prospectus is part of a registration statement that covers 5,018,959 shares of our Common Stock (the "Shares"), consisting of (i) 3,635,204 Shares that may be issued upon the conversion, in full or in part, of $7.13 million in 10% convertible subordinated debt we issued in January and February, 2002, including 727,041 shares reserved for potential anti-dilution adjustments, if necessary;
(ii) 1,278,270 Shares issuable upon exercise of certain warrants related to the convertible debt; and (iii) 105,485 Shares that we have issued to Carnegie Mellon University as a license fee payment. These Shares may be offered and sold from time to time by certain of our stockholders (the "Selling Stockholders"). We will not receive any of the proceeds from the sale of the Shares.

The Selling Stockholders may sell the Shares from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. See "Plan of Distribution." Each Selling Stockholder has advised us that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the Selling Stockholders are payable individually by the Selling Stockholders.

Our Common Stock is quoted on the Nasdaq National Market under the symbol "SOFO". On April 22, 2002, the average of the high and low price for the Common Stock was $2.30 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 23, 2002

                       WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024 Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Sonic Foundry, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

                      INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus.

..    Our Quarterly Report on Form 10-Q for our first fiscal quarter ended
     December 31, 2001;

..    Our Annual Report on Form 10-K/A for the fiscal year ended September 30,
     2001;

..    Our Current Reports on Form 8-K filed on October 30, 2001, January 31, 2002 and February 15, 2002 and our current reports on Form 8-K/A filed on June 19, 2000, November 13, 2000 and December 21, 2001.


..    All of our filings pursuant to the Exchange Act after the date of the filing of the initial registration statement and prior to the effectiveness of the registration statement; and

..    The description of our common stock contained in our Exchange Act
     Registration Statement on Form 8-A, filed on April 20, 2000.

You may request free copies of these filings by writing or telephoning us at the following address: Investor Relations, 1617 Sherman Avenue, Madison, Wisconsin 53704, Telephone (608) 256-3133.

                           FORWARD-LOOKING INFORMATION

This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words "believes", "anticipates", "plans", "expects", "may", "will", "would", "intends", "estimates" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors", that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                             SUMMARY OF THE BUSINESS

Company Overview

Sonic Foundry(R), Inc. was founded in 1991, incorporated in Wisconsin in March 1994 and merged into a Maryland corporation of the same name in October 1996. We conduct our business through Sonic Foundry, Inc. and three subsidiaries: Sonic Foundry Media Services, Inc., International Image Services, Inc. d/b/a Sonic Foundry Media Services and Sonic Foundry Media Systems, Inc. f/k/a Sonic Foundry Systems Group, Inc., which was created as the result of an acquisition completed in October 2001. Our executive offices are located at 1617 Sherman Avenue, Madison, Wisconsin, 53704 and our telephone number is (608) 256-3133. Our corporate website is http://www.sonicfoundry.com.

Our Media Software division writes software code and develops software solutions for the creation, manipulation, and delivery of digital media. Sonic Foundry software includes the ACID(TM) line of products for digital music creation, the Sound Forge(R) line of products for digital audio editing, Vegas(R) Audio for digital audio creation and editing, Vegas(R) Video and VideoFactory(TM) for digital video editing and "Loops For ACID", which are CD compilations of digital audio for use with ACID..

Our Media Services division incorporates our existing technology and audio and video signal processing algorithms, including proprietary automation tools. Primary services include translating analog or digital tapes, CDs, films and other audio and video media into various compression and Internet streaming file formats, including multiple compression rates. Add-on services involve cleaning or filtering recordings for improved quality. In addition, we provide technical services to the television program distribution market, including preprocessing algorithms and technologies used for standards conversions (such as NTSC broadcast format to PAL broadcast format and vise versa) as well as improving analog to digital conversions.

Our Media Systems division was formed on October 15, 2001, when our wholly owned subsidiary, Sonic Foundry Media Systems, Inc. acquired the assets and assumed certain liabilities of MediaSite, Inc.. MediaSite derived its core technology from a Carnegie Mellon University research effort funded by government agencies and private corporations. Using MediaSite's technology (hereafter, the "Media Systems technology "), we provide software solutions for the indexing, searching and retrieving of digital media assets such as pictures, text, audio and video clips, as well as solutions for automating publishing, managing and accessing digital media.

                                  RISK FACTORS

Operating History Risks

We may not be able to recover from the overall economic problems in the technology industry.

     The technology industry has been in a severe economic recession since mid-2000. Among other things, spending in the technology sector has shrunk, and stock prices have dropped precipitously. This has impacted us in many ways, including, most significantly, a drop in the demand for our products and services and a steep plunge in the market price of our common stock. In response, we have made significant cuts in our work force and in other areas, incurring a restructuring charge of $3.8 million in December 2000 and $1.2 million in September 2001. The technology industry in general, and our company in particular, has still not recovered from the economic recession. We lost $47.4 million in the first quarter of fiscal 2002, including the cumulative effect of a change in accounting principle, and we may continue to lose money for the foreseeable future. In addition, because of the extreme weakness in the price of our common stock, our access to capital markets has been severely restricted. Although we believe we have sufficient cash for at least the next twelve months, we cannot continue in business indefinitely without achieving a profit or generating cash from operations.

Because we have recently changed our business mix and we may continue to do so in response to market conditions, it may be difficult for you to evaluate our business and your investment.

     We were incorporated in 1994 and became a public company in 1998. For the first several years of our existence, we focused exclusively on selling software products. In fiscal 2000, we began, primarily through acquisitions, to focus on our media services group, which is currently our fastest revenue growing business segment. In October 2001, we purchased MediaSite, Inc., thereby adding a third business segment to our company. Due to our evolving business mix, an investor will have limited insight into trends that may emerge and affect our business. In addition, the revenue and income potential of our business and markets are unproven.

     In response to rapidly changing market conditions, we may grow our business in additional areas and de-emphasize existing areas, thereby reducing an investor's ability to evaluate our business as a whole. Further, because we are continually evolving our business model in response to changing marketplace conditions, it may be difficult for us to devote sufficient time or resources to develop a business area where we can maintain consistent revenues and earnings.

Although we expect to reach profitability with existing financial resources, we may continue to incur net losses, we may not be able to implement our business strategy and the price of our stock may continue to decline.

We have incurred significant losses since our inception, $49.9 million in 2001; $34.9 million in 2000; $6.0 million in 1999; and $0.6 million in 1998, and we may never become profitable. As of December 31, 2001, we had an accumulated deficit of $139.6 million.

     Although our revenues and margins have improved, given the state of the technology sector, we may continue to incur losses and negative cash flows in the foreseeable future. To achieve profitability, we must, among other things:

..    Achieve customer adoption and acceptance of our products and services;

..    Introduce new digital media services and applications;

..    Implement and execute our business and marketing strategies;

..    Develop and enhance our brand;

..    Adapt to meet changes in the marketplace;

..    Respond to competitive developments in the Internet media infrastructure industry;

..    Continue to attract, integrate, retain and motivate qualified personnel;
     and

..    Upgrade and enhance our technologies to accommodate expanded digital media service and application offerings.

     We might not be successful in achieving any or all of these objectives. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Additionally, we will likely increase our operating expenses in the future as we attempt to expand our digital media service and systems offerings; grow our customer base; enhance our brand image; and improve our technology infrastructure. We expect the number of our employees may grow. Accordingly, our ability to operate our business and implement our business strategy may be hampered and the value of our stock may continue to decline.

Our quarterly financial results are subject to fluctuations that may make it difficult to forecast our future performance and could cause our stock price to decline even further.

     Our quarterly operating results have fluctuated in the past, and we expect our revenues and operating results to vary significantly from quarter to quarter due to a number of factors, including:

..    General economic conditions;

..    Economic conditions related to technology in general, and the Internet in particular;

..    Changes in the growth rate of Internet usage and adoption of broadband access;

..    Profitability and viability of existing and emerging businesses focused on distribution of digital media content over the Internet;

..    Market acceptance of new digital media products, services and systems offered by us and our competitors;

..    Introduction or enhancement of digital media products, services and systems offered by us and our competitors;

..    The mix of distribution channels through which our products are licensed and sold;

..    Changes in our pricing policies or the pricing policies of our competitors;

..    Technical difficulties with respect to the use of our products;

..    Governmental regulations affecting use of the Internet, including regulations concerning intellectual property rights and security measures; and

..    The amount and timing of operating costs and capital expenditures related to expansion of our business operations and infrastructure.

We may need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we may be unable to execute our business plan.

     We believe that our existing cash and cash equivalents will be sufficient to meet our operating expenses working capital, capital expenditure and business expansion requirements for at least the next twelve months. Thereafter, we may need to raise additional funds. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced. If we raise capital through debt financing, we may be forced to accept restrictions affecting our liquidity, including restrictions on our ability to incur additional indebtedness or pay dividends. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our ongoing operations and planned expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services and applications or respond to competitive pressures.

Industry Risks

Competition may decrease our market share, revenues, and gross margins.

     Our products and services are divided into (a) software products, (b) media services, which copies, edits and encodes audio and video content for various purposes, including deployment over the Internet and broadcast television, and
(c) media systems, which licenses software that allows for customized development of automated rich-media applications and scalable solutions that allow organizations to deploy, manage and distribute video content on Internet-based networks.

     The market for digital media services and systems is relatively new, and we face competition from in-house encoding services by potential customers, other vendors that provide outsourced digital media services and other companies that directly provide digital media applications. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for Internet media services and systems, the more competitors are likely to emerge including turnkey Internet media application and service providers; streaming media platform developers; digital music infrastructure providers; digital media applications service providers (including for digital music subscription), and video post-production houses.

     In addition, we may not compete successfully against current or future competitors, many of whom have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop products and service offerings that are more sophisticated than our own. For these and other reasons, our competitors' products and services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations.

Our media services and systems business model is unproven, making it difficult to forecast our revenues and operating results.

     Our services and systems business model is based on the premise that digital media content providers and developers will outsource a large percentage of their encoding services needs and content management needs. Our potential customers may rely on internal resources for these needs. In addition, technological advances may render an outsourced solution unnecessary, particularly as new media content is created in a digital format. Market acceptance of our services may depend in part on reductions in the cost of our services so that we may offer a more cost effective solution than both our competitors and our customers doing the work internally. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and may not lead to improved gross margins. In order to remain competitive, we expect to reduce the cost of our services through design and engineering changes. We may not be successful in reducing the costs of providing our services.

     We will not be competitive unless we continually introduce new products, services and systems and enhancements to existing products, services and systems that meet evolving industry standards and customer needs. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and devolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and products, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability or new or enhanced services and applications can be ascertained. Revenue from future products, services and systems or enhancements to products, services and systems may not be sufficient to recover the associated development costs.

The technology underlying our products, services and systems is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products, services and systems.

     The technology underlying our digital media products, services and systems is complex and includes software that is internally developed and software licensed from third parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our digital media services and systems are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Any defects in our products, services and systems could:

..    Damage our reputation;

..    Cause our customers to initiate product liability suits against us;

..    Increase our product development resources;

..    Cause us to lose sales; and

..    Delay market acceptance of our digital media services and systems.

     We do not posses product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

Lack of commercial acceptance of, or decreased demand for, complementary products and technologies developed by third parties may lead to a decreased demand for our digital media software products and services.

     The success of some of our digital media software products and digital media services and systems depends, in part, upon the commercial acceptance of products, the Internet and technologies developed by other companies that our digital media software products, services and systems may complement, including compact disc recorders, Digital Versatile Disc players and compression technology for streaming or storing media files. These complementary products help drive the demand for digital media and if businesses and consumers do not accept these products, the demand for our products, services and systems may decrease or fail to grow.

We rely on strategic relationships to promote our services and products; if we fail to maintain or enhance these relationships, our ability to serve our customers and develop new services and applications could be harmed.

     Our business depends, in part, upon relationships that we have with strategic partners such as Microsoft, RealNetworks, Sony, Carnegie Mellon University and Fraunhofer Institute. We rely, in part, on strategic relationships to help us:

..    maximize the acceptance of our products by customers through distribution arrangements;

..    increase the amount and availability of compelling media content on the
     Internet to help boost demand for our products and services;

..    increase awareness of our Sonic Foundry and MediaSite brands; and

..    increase the performance and utility of our products and services.

     We would be unable to realize many of these goals without the cooperation of these partners. We anticipate that the efforts of our strategic partners will become more important as the availability and use of multimedia content on the Internet increases. For example, we may become more reliant on strategic partners to provide more secure and easy-to-use electronic commerce solutions and build out the necessary infrastructure for media delivery. Due to the evolving nature of the Internet media infrastructure market, we will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. The loss of our existing strategic relationships, the inability to find other strategic partners or the failure of our existing relationships to achieve meaningful positive results could make it difficult to strengthen our technology development and to increase the adoption of our products and services.

In our software segment, we rely upon a number of distributors to increase our market penetration domestically and internationally so the loss of one or more distributors would harm our sales.

     We rely upon 30 distributors in 30 countries to sell and market our digital media software products internationally. We generally do not have contracts with these distributors other than purchase orders. If any major distributor were to cease the sale and marketing of our products, our international sales may decrease.

     We have contracts with Navarre Corporation, and other U.S. companies, that distribute our software products to various computer resellers, value-added resellers, catalog distributors and smaller retail outlets. Navarre Corporation, accounted for 14% of total revenues and 24% of software revenues for fiscal 2001. Our contracts with these distributors require us to accept the return of any of our products that they do not sell and to credit them for the value of these products. Our contracts also protect certain distributors for the value of inventory in the event that we lower our prices. If these distributors fail to continue to carry our products, return large quantities of our products to us, or competitive pressures require us to lower the prices of the products that we supply to them, our business will suffer.

We depend on a limited number of customers for a significant proportion of our revenues so the loss of, or delay in payment from, one or a small number of customers could have a significant impact on our revenues and operating results.

     A limited number of customers have accounted for a majority of our revenues in our media services segment and will continue to do so for the foreseeable future. During the year ended September 31, 2001, two of our customers in that segment accounted for approximately 23% of our media services revenue. We believe that a small number of customers will likely continue to account for a significant percentage of our media services revenues for the foreseeable future. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to timely complete or deliver a project during a given quarter is likely to significantly reduce revenues for the quarter. In addition, if any customer fails to pay amounts it owes us, or if we lose a key customer, our sales will suffer.

The growth of our business depends upon the increased use of the Internet or convergence of TV and Internet, for communications, commerce and advertising.

     The growth of our business depends upon the continued growth of the Internet as a medium for communications. The Internet may not be accepted as a viable commercial medium for broadcasting digital and multimedia content or digital media delivery for a number of reasons, including:

..    potentially inadequate development of the necessary infrastructure to accommodate growth in the number of users and Internet traffic;

..    unavailability of compelling multimedia content; and

..    delays in the development or adoption of new technological standards and protocols or increased governmental regulations, which could inhibit the growth and use of the Internet.

     In addition, we believe that other Internet-related issues, including security of transactions, reliability of data transmission, cost and ease of use, are not fully resolved and may affect the amount of business that is conducted over the Internet.

Commercial failure of Internet-based businesses could reduce demand for our digital media services and systems.

     The substantial proportion of customers for our digital media services have been Internet-based businesses and we expect that in the future, a majority of our customers will be these types of businesses.

     Our business prospects and revenues would be harmed by the commercial failure or diminished commercial prospects of these or like customers. In addition, if such customers have difficulty raising additional capital to fund their operations, our business prospects and revenues would be harmed.

Technology Risks

Sonic Foundry Media Systems' core technology is partially dependent on licensed technology from Carnegie Mellon University.

     Our Publisher(TM) product is based in part on licensed technology from Carnegie Mellon- As part of the MediaSite transaction we assumed a License Agreement pursuant to which Carnegie Mellon granted MediaSite a worldwide, nonexclusive license to use certain technology. Carnegie Mellon re-negotiated the License Agreement with us and in December 2001, we executed an Amended License Agreement. The Amended License Agreement provides us with an exclusive license as to certain defined competitors and their successors in interest. Because the exclusivity is limited to a defined list of competitors, a risk exists that Carnegie Mellon could license the technology to another party that is not currently a named competitor, but could become competitive with us. Moreover, if the License Agreement were to terminate before the underlying patents expired, we would lose the ability to sell the products covered by the License Agreement.

We may not be successful in our attempts to keep pace with rapid technological change and evolving industry standards.

     The markets for digital media products and digital media services are characterized by rapidly changing customer requirements, evolving technologies and industry standards, and frequent new product and service introductions. Our future success will depend, in part, upon our ability to:

..    use leading technologies effectively;

..    enhance our current software products and services by adding innovative features that differentiate our software products and our digital media services and systems from those of our competitors;

..    identify, develop, and market new software products and service opportunities;

..    bring digital media products, services and systems to market on a timely basis; and

..    influence and respond to emerging industry standards and other technological changes.

     We will not be competitive unless we continually introduce new products, services and systems and enhancements to existing products, services and systems that meet evolving industry standards and customer needs. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and products, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability or new or enhanced services and systems can be ascertained. Revenue from future products, services and systems or enhancements to products, services and systems may not be sufficient to recover the associated development costs.

Technological advances may cause our services and systems to be unnecessary.

     As more audio and video content is originally created in digital media formats, the need for our encoding services may decrease. In addition, the advancement of features in streaming media software applications from Microsoft, RealNetworks and others may incorporate services and applications we currently offer, or intend to offer, making our services or systems unnecessary or obsolete. Any of these developments would have a significant and substantial impact on our revenues.

The technology underlying our products, services and systems is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products, services and systems.

     The technology underlying our digital media products, services and systems is complex and includes software that is internally developed and software licensed from third parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new products or services or enhancements until after they are sold. Furthermore, because our digital media services and systems are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers.

     Any defects in our products, services and systems could:

..    Damage our reputation;

..    Cause our customers to initiate product liability suits against us;

..    Increase our product development resources;

..    Cause us to lose sales; and

..    Delay market acceptance of our digital media services and systems.

     We do not possess product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

Demand for our digital media software products might decrease or fail to grow if commercial acceptance of the Microsoft Windows computer operating system declines.

     Our digital media software products work exclusively on the Microsoft Windows computer operating system. Some of our competitors offer products for the Apple Macintosh and other computer operating systems. If the Macintosh computer operating system, which is popular with many musicians and videographers, or other competing operating systems, including Linux and Java, were to become dominant in the marketplace at the expense of the Microsoft Windows computer operating system, demand for our digital media software products may decrease or fail to grow. Moreover, if we were unable to adapt our current digital media software products or develop new digital media software products in a timely and cost-effective manner to work on these different operating systems, our business might suffer.

Development of new standards for the electronic delivery of digital media could significantly affect our growth and the way we do business.

     The onset of competing industry standards for the electronic delivery of digital media could slow the growth of our business or force us to adjust the way in which we do business. If standard delivery technology does not achieve widespread commercial acceptance and we are unable to adapt our digital media software products accordingly in a timely and cost-effective manner, the sales of our products and services will suffer.

Our ability to market and distribute our products will suffer if our systems fail or become unavailable.

     A reduction in the performance, reliability and availability of our website and network infrastructure will harm our ability to market and distribute our products and services to our users, as well as our reputation and ability to attract and retain users, customers, advertisers and content providers. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. We do not have fully redundant systems or a formal disaster recovery plan, and we do not carry adequate business interruption insurance to compensate us for losses that may occur from a system outage.

     Our electronic commerce and digital distribution activities are managed by sophisticated software and computer systems. We are in the process of integrating our enterprise resource planning system, which handles all of our accounting, operations, sales and information systems at business units acquired last year. We may encounter delays in adopting this or other systems that we use. Furthermore, these systems may contain undetected errors that could cause the systems to fail. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services customers. If we suffer sustained or repeated interruptions, our products, services and website could be less attractive and our business may suffer.

     A sudden and significant increase in traffic on our website could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures. We depend on Web browsers, ISPs and online service providers to provide Internet users access to our website. Many of these providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems.

Intellectual Property Risks

Copyright infringement may decrease the demand for our products and services.

     The music industry in particular has recently been the focus of heightened concern with respect to copyright infringement and other misappropriation claims, and the outcome of developing legal standards in that industry is expected to impact music, video and other content being distributed over the Internet. These developing standards affect us as well because all of our software, service and system initiatives revolve around creating, editing, encoding and delivering media of all forms, particularly digital video and audio. If, as a result of new laws, digital media rights become more restrictive, demand for our digital media products, systems and services could be reduced which would harm our business.

We may not be successful in protecting our intellectual property and proprietary rights.

     Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depends on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of trademark, patent, copyright and trade secret laws, confidentiality agreements with our employees and third parties and "shrink wrap" licenses. Recently, we have undertaken additional efforts to identify which of our proprietary processes and algorithms may be patentable, and we currently have several patent applications pending with the U.S. Patent and Trademark Office. If patents are not issued as a result of any of these applications, or if we cannot afford to enforce them, other parties may infringe on our proprietary rights.

     Despite our efforts to protect our proprietary rights, unauthorized parties may copy or infringe aspects of our technology, products, services or trademarks, or obtain and use information we regard as proprietary. In addition, others may independently develop technologies that are similar or superior to ours, which could reduce the value of our intellectual property.

     Companies in the computer industry have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. From time to time, other parties' proprietary rights, including patent rights, have come to our attention and on several occasions we have received notice of claims of infringement of other parties' proprietary rights, and we may receive such notices in the future.

We may be liable or alleged to be liable to third parties for music, software, and other content that we encode or distribute:

..    If our software products violate third party copyright, trademark or other intellectual property rights.

..    If the content or the performance of our services violates third party copyright, trademark, or other intellectual property rights;

..    If our customers violate the intellectual property rights of others by providing content to us or by having us perform digital media services; or

..    If content that we encode or otherwise handle for our customers is deemed obscene, indecent, or defamatory.

     In addition, we face the risk that our customers might not have all necessary ownership or license rights in the content for us to perform our encoding services. Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, and exposing us to awards of damages and costs and diverting management's attention. Our customers for encoding services generally agree to hold us harmless from claims arising from their failure to have the right to encode the content given to us for that purpose. However, customers may contest this responsibility or not have sufficient resources to defend claims and we have limited insurance coverage for claims of this nature.

Because we host audio and video content on Web sites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host. Claims of this nature have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology.

     Third parties may claim infringement by us with respect to past, current, or future technologies. If a third party's claim of intellectual property right infringement were to prevail, we could be forced to pay damages, comply with injunctions, or halt distribution of our products while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. In addition, we have agreed to indemnify certain distributors and original equipment manufacturers, or OEMs, for infringement claims of other parties. If these other parties sue the distributors or OEMs, we may be responsible for defending the lawsuit and for paying any judgment that may result.

     We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. In addition, these risks are difficult to quantify in light of the continuously evolving nature of laws and regulations governing the Internet. Any claim relating to proprietary rights, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements, and we can not assure you that we will have adequate insurance coverage or that royalty or licensing agreements will be available on terms acceptable to us or at all.

We may be unable to retain technology licensed or obtained from third parties and strategic partners.

     We rely upon licenses from third parties and strategic partners for some of our technologies. These companies that license the technologies to us may decide to discontinue the licenses at any time. If they do so, our business may suffer.

     Further, the Internet and software industries have experienced substantial consolidation and a proliferation of strategic transactions. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

..    Our competitors could acquire or form partnerships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services; or

..    A party with significant resources and experience could acquire a competitor of ours, increasing the ability of the competitor to compete with our products and services.

Management Risks

Our business could suffer if we lose the services of key personnel.

     Our success depends in significant part upon a number of key management and technical employees. The loss of the services of one or more key employees, particularly Rimas Buinevicius, our Chairman of the Board and Chief Executive Officer, Monty Schmidt, our President, and Curtis Palmer, our Chief Technology Officer, could seriously impede our success. Although we have employment agreements with each of these individuals, a state court may determine not to enforce, or to only partially enforce, these agreements. We do not have employment agreements with any other of our key employees. Our success also depends upon our ability to retain highly skilled technical, managerial, marketing, and customer service personnel. Competition for highly skilled personnel is intense. Our failure to retain these personnel could adversely affect our business. In addition, due to the recent significant drop in our stock price and our recent restructuring actions, our ability to attract and retain experienced employees may be reduced.

Risks Associated With Acquisitions

We may be unable to obtain the expected benefits of our recent acquisitions.

     Our acquisition of certain assets of MediaSite, Inc., which was completed in October 2001, will require devoting our resources to setting up a new media systems segment. In addition, in February 2002, we acquired certain assets of Digital Savant, Inc.

     We may not be able to successfully assimilate the personnel, technology, operations and customers of these acquisitions into our business. In addition, we may fail to achieve the anticipated synergy from these acquisitions, including product, systems and software development, and other operational synergies. The integration process of these businesses may further strain our existing financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our core business objectives.

     In addition, it is possible that an unforeseen liability may arise from our acquisition of these companies and result in a claim against us.

We may acquire technologies or companies in the future, and these acquisitions could result in the dilution of our stockholders and disruption of our business.

     We may acquire technologies or companies in the future. Entering into an acquisition entails many risks of any which could materially harm our business, including:

..    diversion of management's attention from other business concerns;

..    failure to assimilate the acquired company with our pre-existing business;

..    potential loss of key employees from either our pre-existing business or the acquired business;

..    dilution of our existing stockholders as a result of issuing equity securities; and

..    assumption of liabilities of the acquired company.

     Any acquisitions we make could disrupt our business and harm our financial condition.

     We expect to evaluate and acquire businesses, technologies, services, or products that we believe are a strategic fit with our business. Transactions of this sort require the process of integrating an acquired business, technology, service, or product and may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, acquisitions could result in material use of cash resources, potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, or amortization expenses related to goodwill and other intangible assets and the incurrence of large and immediate write-offs, any of which could seriously harm our business, results of operations and financial condition.

     In addition, recent changes in the Financial Accounting Standards Board and Securities and Exchange Commission rules for merger accounting will affect our ability to make acquisitions or be acquired. For example, the elimination of the "pooling" method of accounting for mergers increases the amount of goodwill and other intangible assets that we would be required to account for if we acquired another company, which could have an adverse financial impact on our future net income. Further, the requirement to annually assess the goodwill of an acquired company will likely make an acquisition more costly to us.

     Under the new rules, we ceased amortizing goodwill and now will annually assess its carrying value. As of December 31, 2001, we recorded a $44.7 million charge associated with eliminating the entire value of goodwill associated with our acquisitions of STV and International Images Services Corp.

Risks Associated With The Operation Of Our Business

Our international operations subject us to risks that may limit our return from our international sales efforts. We maintain a media services facility in Toronto, Canada, which provides services primarily to Canadian and other international customers and we distribute our software products in approximately 30 countries through 30 international distributors.

     We are subject to the normal risks of doing business internationally. These risks include:

..    Unexpected changes in laws or regulatory requirements.

..    Political instability.

..    Export and import restrictions.

..    Actions by third parties such as discount pricing and business techniques unique to foreign countries.

..    Tariffs and trade barriers and limitations on fund transfers.

..    Longer payment cycles and problems in collecting accounts receivable.

..    Potential adverse tax consequences.

..    Exchange rate fluctuations.

..    Economic conditions including inflation, high tariffs, or wage and price controls.

..    Increased risk of piracy and limits on our ability to enforce our intellectual property rights.

     We do not possess "political risk" insurance, and any of these risks could restrict or eliminate our ability to do business in foreign jurisdictions.

We may be subject to assessment of sales and other taxes for the sale of our products, license of technology or provision of services.

     We may have to pay past sales or other taxes that we have not collected from our customers. We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than Wisconsin. The federal Internet Tax Freedom Act, passed in 1998, imposes a three-year moratorium on discriminatory sales taxes on electronic commerce, which was recently extended for 2 additional years. We cannot assure you that this moratorium will be re-extended. Further, foreign countries or, following the moratorium, one or more states, may seek to impose sales or other tax obligations on companies that engage in such activities within their jurisdictions. Our business would suffer if one or more states or any foreign country were able to require us to collect sales or other taxes from current or past sales of products, licenses of technology or provision of services, particularly because we would be unable to go back to customers to collect sales taxes for past sales and may have to pay such taxes out of our own funds.

Corporate Governance Risks

The concentration of ownership by our affiliated stockholders may delay or prevent any merger to takeover of the Company.

Certain of our existing stockholders have significant influence over our management and affairs, which they could exercise against your best interests. As of March 30, 2002, our officers and directors, together with entities that may be deemed affiliates of or related to such persons or entities, beneficially owned over 30% of our outstanding common stock. As a result, these stockholders, acting together, may be able to influence significantly our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, this concentration of ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation involving us, or discouraging a potential acquiror from making a tender offer for our shares. This concentration of ownership could also adversely affect our stock's market price or lessen any premium over market price that an acquiror might otherwise pay.

Provisions of our charter documents and Maryland law could also discourage an acquisition of our company that would benefit our stockholders.

Provisions of our articles of incorporation and by-laws may make it more difficult for a third party to acquire control of our company, even if a change in control would benefit our stockholders. Our articles authorize our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Furthermore, our articles of incorporation provide for classified voting, which means that our stockholders may vote upon the retention of only one or two of our six directors each year. Moreover, Maryland corporate law restricts certain business combination transactions with "interested stockholders."

Market Risks

Our common stock price has been volatile and there is a risk we could be delisted from the Nasdaq National Market.

Our common stock price, like that of many companies in the Internet industry, has been and may continue to be extremely volatile, and there is a risk we could be delisted from the Nasdaq National Market. The market price of our common stock has declined significantly in recent months, and we expect that it will continue to be subject to significant fluctuations as a result of variations in our quarterly operating results and volatility in the financial markets. Although our stock never traded below $1.00, it has traded at the $1.00 level within the last year. If our stock drops below $1.00 per share and continues to trade at that level for 30 consecutive business days, we may receive notice from the Nasdaq National Market that we need to comply with the requirements for continued listing on the Nasdaq National Market within 90 calendar days from such notification or be delisted. If our stock is delisted from the Nasdaq National Market, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. Additionally, our stock may be subject to "penny stock" regulations. If our common stock were subject to "penny stock" regulations, which apply to certain equity securities not traded on the Nasdaq National Market which have a market price of less than $5.00 per share, subject to limited exceptions, additional disclosure would be required by broker-dealers in connection with any trades involving such penny stock.

Exercise of outstanding options and warrants will result in further dilution.

The issuance of shares of common stock upon the exercise of our outstanding options and warrants will result in dilution to the interests of our stockholders and you as an investor in the Offering, and may reduce the trading price and market for our common stock.

As of December 31, 2001, we had outstanding options and warrants to acquire 6,994,967 shares of common stock, 3,601,176 of which are subject to future vesting. Included in the foregoing are 5,599,741 options, which have been granted under our 1995 Employee Stock Option Plan, our 1999 Non-Qualified Stock Option Plan and our Non-Employee Director Stock Option Plan, 1,998,565 of which are immediately exercisable.

To the extent that these stock options or warrants are exercised, the dilution to the interests of our stockholders and you as an investor will likely occur. Additional options and warrants may be issued in the future at prices not less than 85% of the fair market value of the underlying security on the date of grant. Exercise of these options or warrants, or even the potential of their exercise or conversion may have an adverse effect on the trading price and market for our common stock. The holders of our options or our warrants are likely to exercise them at times when the market price of the common stock exceeds the exercise price of the securities. Accordingly, the issuance of shares of common stock upon exercise of the options or our warrants will likely result in dilution of the equity represented by the then outstanding shares of common stock held by other stockholders. Holders of our options or our warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to us than the exercise terms provided by these options or warrants.

Substantial sales of our common stock could lower our stock price.

Sales of a substantial number of shares of common stock in the public market, including the shares issued to the former stockholders of MediaSite, Inc., which we are in the process of registering, or the perception that these sales may occur, could adversely affect the market price of the common stock by potentially introducing a large number of sellers of our common stock into a market in which the common stock price is already volatile, thus driving the common stock price down. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders; all proceeds will go to the Selling Stockholders.

             MARKET FOR COMMON EQUITY, DIVIDEND POLICY, AND RELATED
                               STOCKHOLDER MATTERS

Our common stock was traded on the American Stock Exchange under the symbol "SFO" since our initial public offering in April of 1998 until April 21, 2000. On April 24, 2000, our common stock began trading on the Nasdaq National Market under the symbol "SOFO".

The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the American Stock Exchange or the NASDAQ National Market. Price per share data and share data set forth below and otherwise in this prospectus reflect a two-for-one stock split distributed to stockholders of record on April 7, 2000.

                                                     High    Low
                                                    -----   -----
Fiscal Year Ended September 30, 1999
  First Quarter .................................    7.44    2.69
  Second Quarter ................................    5.44    3.35
  Third Quarter .................................   10.38    5.07
  Fourth Quarter ................................    6.13    3.94

Fiscal Year Ended September 30, 2000
  First Quarter .................................   12.75    4.25
  Second Quarter ................................   64.97   11.34
  Third Quarter .................................   49.63    9.38
  Fourth Quarter ................................   20.81    5.75

Year Ended September 30, 2001
  First Quarter .................................    8.31    1.09
  Second Quarter ................................    6.00    1.25
  Third Quarter .................................    2.59    1.13
  Fourth Quarter ................................    2.40    1.10

Fiscal Year Ending September 30, 2002
  First Quarter .................................    4.44    1.00
  Second Quarter ................................    3.27    2.04
  Third Quarter (through April 22, 2002).........    2.57    2.05

The last traded price on April 22, 2002 for our common stock was $2.30. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

The Company has not paid any cash dividends and does not intend to pay any cash dividends in the foreseeable future.

At April 23, 2002 there were 374 common stockholders of record. Many shares are held by brokers and other institutions on behalf of stockholders and are therefore not included in these numbers.

                              SELLING STOCKHOLDERS

In January and February 2002, we closed on a $7,125,000 offering of convertible subordinated debt with several investors (the "Investors"), which were primarily institutional investors (the "Note Offering"). The promissory notes issued (the "Notes") bear interest at 10% per annum and mature (if not converted) in monthly installments commencing on December 1, 2002, in the event we raise at least $8,000,000 in additional financing on or before July 1, 2002 on terms specified in the Notes. In such case, the aggregate amount of such monthly installments for all the Notes is $330,000 with a final installment in the aggregate amount of $1,181,000 due on the maturity date of February 1, 2004. If we do not complete such financing of at least $8,000,000 on or before July 1, 2002 and otherwise meet the requirements in the Notes, the Notes mature (if not converted) in monthly installments commencing on August 1, 2002. In such case the aggregate amount of such monthly installments for all the Notes is $330,000 with a final installment in the aggregate amount of $2,502,000 due on the maturity date of February 1, 2004.

The Notes may be converted into shares of our common stock, in whole or in part, at any time. The conversion price is $2.45 per share, subject, however to adjustment. The conversion price will be adjusted in the following circumstances: (a) in the event we declare a stock dividend or stock split or combine our shares of common stock; or (b) in the event we issue 500,000 or more shares (the "New Shares") at a price per share that is lower than both $2.00 per share and the Investors' then-current conversion price (the lower of the two, the "Base Price"), in which case the Investors' conversion price will be reduced to a price equal to the Base Price less 50% of the difference between the Base Price and the price per share at which the New Shares are issued.

The Investors also received warrants to purchase shares of common stock at a strike price of $2.94.

We have also issued 105,485 shares to Carnegie Mellon University ("CMU"), which are not related to the Note Offering. The Shares issued to CMU relate to an obligation the Company assumed, as part of the MediaSite transaction, for past due royalties owned by MediaSite.

This Prospectus covers the 3,635,204 shares that may become issuable upon conversion of the Notes, the 1,163,270 shares to become issuable upon exercise of the warrants issued to the Investors, 115,000 shares to become issuable upon exercise of certain other warrants, and 105,485 Shares that were issued to CMU.

The following table sets forth certain information as of April 22, 2002 with respect to the Selling Stockholders.

Pursuant to the instruments governing the Note Offering, we agreed to file a registration statement covering the shares of our common stock underlying the Notes and Warrants, along with an additional 25% of the total shares issuable upon conversion of the Notes at the current conversion price.

------------------------------------------------------------------------------------------------
                                                     NUMBER OF      NUMBER OF      NUMBER OF
                                                    COMMON STOCK     SHARES         SHARES
                                                      SHARES       OF COMMON       OF COMMON
     BEBEFICIAL OWNERS(1)                           BENEFICIALLY      STOCK          STOCK
                                                      OWNED        INCLUDED IN    BENEFICIALLY
                                                     PRIOR TO        OFFERING         OWNED
                                                     OFFERING                     AFTER OFFERING
                                                                                     (2)
------------------------------------------------------------------------------------------------
PURCHASERS IN THE OFFERING

------------------------------------------------------------------------------------------------
                           Omicron Partners, L.P.   2,285,714 (3)  2,693,878 (4)            0

------------------------------------------------------------------------------------------------
      Deephaven Private   Placement Trading, Ltd.     428,572 (5)    505,103 (6)            0

------------------------------------------------------------------------------------------------
                        Gryphon Master Fund, L.P.     428,572 (7)    505,103 (8)            0

------------------------------------------------------------------------------------------------
                          Quantico Partners, L.P.     214,286 (9)   252,551 (10)            0

------------------------------------------------------------------------------------------------
                           Langley Partners, L.P.    214,286 (11)   252,551 (12)            0

------------------------------------------------------------------------------------------------
                        OTATO Limited Partnership    285,732 (13)   336,753 (14)            0

------------------------------------------------------------------------------------------------
     AIG DKR Soundshore Private Investors Holding    142,841 (15)   168,351 (16)            0
                                        Fund LTD.

------------------------------------------------------------------------------------------------
                                       John Feith    107,143 (17)    67,347 (18)       50,000

------------------------------------------------------------------------------------------------
                                Herber H. Hertner     14,286 (19)    16,837 (20)            0

------------------------------------------------------------------------------------------------
                       ADDITIONAL WARRANT HOLDERS

------------------------------------------------------------------------------------------------
                         Atwood Capital, Inc. (1)         71,000      57,500(21)       13,500

------------------------------------------------------------------------------------------------
                        Brighton Capital Ltd. (1)         71,000      57,500(21)       13,500

------------------------------------------------------------------------------------------------
                              COMMON STOCKHOLDERS

------------------------------------------------------------------------------------------------
                       Carnegie Mellon University        112,084        105,485         6,599
------------------------------------------------------------------------------------------------

(1) We retained Brighton Capital Ltd. In July 1999 as an investment advisor in connection with a convertible debt transaction completed in September 1999 and in connection with a private placement of equity in February 2000. Other than such relationship, none of the selling stockholders has held a position or office with us, or has otherwise had a material relationship with us within the past three years. In addition, none of the selling stockholders is, or is affiliated with, a registered broker-dealer.
(2) Assumes all stock registered hereby is sold in the Offering. Following the Offering, no selling stockholder will beneficially own more than 1% of our total common stock outstanding.
(3) Consists of 1,632,653 shares into which the principal portion of the Note is currently convertible, and 653,061 shares which may be issued upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.
(4) Consists of 1,632,653 shares into which the Note is currently convertible, an additional 408,164 shares which may be issued upon the anti-dilution provisions set forth in the Note and 653,061 hares which may be issued upon exercise of the Warrant.
(5) Consists of 306,122 shares into which the principal portion of the Note is currently convertible and 122,450 shares which may be issued upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.
(6) Consists of 306,122 shares into which the Note is currently convertible, an additional 76,531 shares which may be issued upon the anti-dilution provisions set forth in the Note and 122,450 shares which may be issued upon exercise of the Warrant.
(7) Consists of 306,122 shares into which the principal portion of the Note is currently convertible and 122,450 shares which may be issued upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.
(8) Consists of 306,122 shares into which the Note is currently convertible, an additional 76,531 shares which may be issued upon the anti-dilution provisions set forth in the Note and 122,450 shares which may be issued upon exercise of the Warrant.
(9) Consists of 153,061 shares into which the principal portion of the Note is currently convertible and 61,225 shares which may be issued upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.
(10) Consists of 153,061 shares into which the Note is currently convertible, an additional 38,265 shares which may be issued upon the anti-dilution provisions set forth in the Note and 61,225 shares which may be issued upon exercise of the Warrant.
(11) Consists of 153,061 shares into which the principal portion of the Note is currently convertible and 61,225 shares which may be issued upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.
(12) Consists of 153,061 shares into which the Note is currently convertible, an additional 38,265 shares which may be issued upon the anti-dilution provisions set forth in the Note and 61,225 shares which may be issued upon exercise of the Warrant.
(13) Consists of 204,082 shares into which the principal portion of the Note is currently convertible and 81,650 shares which may be acquired upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.
(14) Consists of 204,082 shares into which the Note is currently convertible, an additional 51,021 shares which may be issued upon the anti-dilution provisions set forth in the Note and 81,650 shares which may be acquired upon exercise of the Warrant.
(15) Consists of 102,041 shares into which the principal portion of the Note is currently convertible and 40,800 shares which may be acquired upon exercise of the Warrant. Does not include additional shares which may be acquired upon conversion of any unpaid accrued interest due on the Note.
(16) Consists of 102,041 shares into which the Note is currently convertible, an additional 25,510 shares which may be issued upon the anti-dilution provisions set forth in the Note and 40,800 shares which may be acquired upon exercise of the Warrant.

(17) Consists of 50,000 shares owned, 40,816 shares into which the Note is currently convertible, and 16,327 shares which may be acquired upon exercise of the Warrant.
(18) Consists of 40,816 shares into which the Note is currently convertible, an additional 10,204 shares which may be issued upon the anti-dilution provisions set forth in the Note and 16,327 shares which may be acquired upon exercise of the Warrant.
(19) Consists of 10,204 shares into which the Note is currently convertible, and 4,082 shares which may be acquired upon exercise of the Warrant.
(20) Consists of 10,204 shares into which the Note is currently convertible, an additional 2,551 shares which may be issued upon the anti-dilution provisions set forth in the Note and 4,082 shares which may be acquired upon exercise of the Warrant.
(21) Consists of shares underlying additional warrants issued in connection with the Note Offering.

                              PLAN OF DISTRIBUTION

Resales of the Shares by the Selling Stockholders may be made on the Nasdaq National Market, in the over-the-counter market, in private transactions, or in a combination of such methods of sale. The Shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Selling Stockholders may effect such transactions by selling some or all of the Shares through broker-dealers who may act solely as agent and or may acquire Shares as principal or in one or more underwritten offerings on a firm commitment or best efforts basis. Sales of shares may also be made pursuant to Rule 144 under the Securities Act of 1933, as amended. To the extent required under the Securities Act of 1933, as amended, the aggregate amount of Selling Stockholders' Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Stockholder and/or purchasers of Selling Stockholders' Shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

From time to time one or more of the Selling Stockholders may transfer, pledge, donate or assign its Shares to lenders or others and each of those persons will be deemed to be a "Selling Stockholder" for purposes of this prospectus. The number of Shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledges, donees or other successors will be deemed Selling Stockholders hereunder.

The Selling Stockholders may engage in short sales, including short sales against the box, puts and calls and other transactions in securities of the Company or derivatives of Company securities and may sell or deliver Shares in connection with these trades. A Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with such Selling

Stockholder, including, without limitation, in connection with distributions of the Shares by such broker-dealers.

The Selling Stockholders may pledge their Shares to their brokers under the margin provisions of customer agreements. If a Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged Shares.

                                  LEGAL MATTERS

The legality of the issuance of the Shares offered in this prospectus will be passed upon for the Company by McBreen & Kopko, Chicago, Illinois. Frederick H. Kopko, Jr., a member of that firm and a director of the Company, beneficially owns 183,192 shares of our Common Stock and has options and warrants to purchase 200,000 shares of our Common Stock.

                                     EXPERTS

The financial statements of Sonic Foundry, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set for the in their report included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                    INFORMATION CONTAINED ONLY IN PROSPECTUS

We have not authorized anyone to give information beyond what is set forth in this prospectus. Sales of the Shares described in this prospectus are not directed at anyone in any jurisdiction in which an offer or solicitation of such securities is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The information contained in this prospectus is correct as of the date of this prospectus. Neither delivery of this prospectus nor any sale made pursuant to this prospectus shall imply that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                                Table of Contents

Where You Can Find More Information .........................................  1
Information Incorporated by Reference .......................................  2
Forward Looking Information .................................................  2
Summary of the Business .....................................................  3
Risk Factors ................................................................  4
Use of Proceeds ............................................................. 14
Market for Common Equity, Dividend Policy, and Related
Stockholder Matters ......................................................... 14
Selling Stockholders ........................................................ 15
Plan of Distribution ........................................................ 17
Legal Matters ............................................................... 17
Experts ..................................................................... 18
Information Contained Only in Prospectus .................................... 18

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee  ...............................   $ 1,103.55

Legal fees and expenses .............................   $15,000.00

Accounting fees and expenses ........................   $10,000.00

Total ...............................................   $26,103.55
                                                        ==========

Item 15. Indemnification of Directors and Officers.

Our Articles of Incorporation limit the liability of our directors, in their capacity as directors but not in their capacity as officers, to the fullest extent permitted by the Maryland General Corporation Law, or MGCL. Accordingly, pursuant to the terms of the MGCL as presently in effect, we may indemnify any director unless it is established that:

.. the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

.. the director actually received an improper personal benefit in money, property or services;

.. or in the case of any criminal proceeding, the directors had reasonable cause to believe that the act or omission was unlawful.

In addition, our Bylaws require us to indemnify each person who is or was, a director, officer, employee or agent of ours to the fullest extent permitted by the laws of the State of Maryland in the event he is involved in legal proceedings by reason of the fact that he is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership or other enterprise. We may also advance to such persons expenses incurred in defending a proceeding to which indemnification might apply, upon terms and conditions, if any, deemed appropriate by the Board of Directors upon receipt of an undertaking by or on behalf of such director or officer to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified as authorized by the laws of the State of Maryland. In addition, we carry director and officer liability insurance

In connection with this offering, certain of the Selling Stockholders have agreed to indemnify us, our directors and officers and each such person who controls us, against any and all liability arising from inaccurate information provided to us by the Selling Stockholders and contained herein.

Item 16. Exhibits

Exhibit Number   Description of Document
--------------   -----------------------

2.1 Amendment No. 1 to the Purchase Agreement dated February 11, 2002 by and between Sonic Foundry, Inc. and Omicron Partners, L.P.

2.2              Note - Exhibit A to Amendment No. 1 to the Purchase Agreement.

2.3              Warrant - Exhibit B to Amendment No. 1 to the Purchase
                 Agreement.

2.4 Registration Rights Agreement - Exhibit C to Amendment No. 1 to the Purchase Agreement.

2.5(1) Purchase Agreement dated January 25, 2002 by and between Sonic Foundry, Inc. and Omicron Partners L.P.

4.1(2)           Amended and Restated Articles of Incorporation (2).

4.2(2)           Amended and Restated By-Laws (2).

4.3(2)           Specimen Common Stock Certificate.

5.1(3) Opinion of McBreen & Kopko, regarding the legality of the securities.

23.1(3)          Consent of McBreen & Kopko (see Exhibit 5.1).

23.2             Consent of Ernst & Young LLP.

24.1             Power of Attorney (see page II-4).

(1)  Incorporated by reference from Form 8-K, filed on January 31, 2002.
(2) Incorporated by reference from Registration Statement No. 333-46005 on Form SB-2 filed on February 10, 1998.
(3) Incorporated by reference from Registration Statement No. 333-83340 on Form S-3 filed on February 25, 2002.

Item 17. Undertakings.

1. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that the undertakings set forth in paragraphs (1)(i) and
(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on April 23, 2002.

                              SONIC FOUNDRY, INC.

                              By:


                              /s/ Rimas Buinevicius
                              ----------------------------------
                              Rimas P. Buinevicius, Chairman, Chief Executive Officer and Director

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rimas P. Buinevicius and Kenneth A. Minor, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                       Title
Date


/s/ Rimas P. Buinevicius           Chief Executive Officer and Chairman
-------------------------
Rimas P. Buinevicius
April 23, 2002


/s/ Rimas P. Buinevicius*          President and Director
-------------------------
Monty R. Schmidt
April 23, 2002


/s/ Rimas P. Buinevicius*          Chief Technology Officer and Director
-------------------------
Curtis J. Palmer
April 23, 2002


/s/ Kenneth A. Minor               Chief Financial Officer and Secretary
-------------------------
Kenneth A. Minor
April 23, 2002


/s/ Rimas P. Buinevicius*          Director
-------------------------
Frederick H. Kopko, Jr.
April 23, 2002


/s/ Rimas P. Buinevicius*          Director
-------------------------
Arnold B. Pollard
April 23, 2002


/s/ Rimas P. Buinevicius*          Director
-------------------------
David C. Kleinman
April 23, 2002


*Pursuant to Power of Attorney

                                  Exhibit Index

Exhibit Number   Description of Document
--------------   -----------------------

2.1 Amendment No. 1 to the Purchase Agreement dated February 11, 2002 by and between Sonic Foundry, Inc. and Omicron Partners, L.P.

2.2              Note - Exhibit A to Amendment No. 1 to the Purchase Agreement.

2.3              Warrant - Exhibit B to Amendment No. 1 to the Purchase
                 Agreement.

2.4 Registration Rights Agreement - Exhibit C to Amendment No. 1 to the Purchase Agreement.

2.5(1) Purchase Agreement dated January 25, 2002 by and between Sonic Foundry, Inc. and Omicron Partners L.P.

4.1(2)           Amended and Restated Articles of Incorporation (2).

4.2(2)           Amended and Restated By-Laws (2).

4.3(2)           Specimen Common Stock Certificate.

5.1(3) Opinion of McBreen & Kopko, regarding the legality of the securities.

23.1(3)          Consent of McBreen & Kopko (see Exhibit 5.1).

23.2             Consent of Ernst & Young LLP.

24.1             Power of Attorney (see page II-4).

(1)  Incorporated by reference from Form 8-K, filed on January 31, 2002.
(2) Incorporated by reference from Registration Statement No. 333-46005 on Form SB-2 filed on February 10, 1998.
(3) Incorporated by reference from Registration Statement No. 333-83340 on Form S-3 filed on February 25, 2002.